FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2023

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Update on US review of Ultomiris for NMOSD

6 September 2023

Update on US regulatory review of Ultomiris in NMOSD

The US Food and Drug Administration (FDA) has issued a complete response letter (CRL) regarding the supplemental Biologics License Application (sBLA) for long-acting C5 complement inhibitor Ultomiris (ravulizumab-cwvz) for the treatment of adult patients with neuromyelitis optica spectrum disorder (NMOSD) who are anti-aquaporin-4 (AQP4) antibody positive (Ab+).

The CRL did not request additional analysis or reanalysis of the Phase III CHAMPION-NMOSD trial data included in the sBLA submission and did not raise concerns about the efficacy or safety data from the trial.1

The FDA requested modifications to enhance the Ultomiris Risk Evaluation and Mitigation Strategy (REMS) to further validate patients' meningococcal vaccination status or prophylactic administration of antibiotics prior to treatment.

Alexion, AstraZeneca Rare Disease is working closely with the FDA regarding next steps for the REMS modifications and remains committed to bringing Ultomiris to people living with NMOSD in the US as quickly as possible.

Ultomiris is currently approved for the treatment of certain adults with NMOSD in the European Union (EU), Japan and other countries.

Ultomiris is approved by the FDA for the treatment of adult patients with generalised myasthenia gravis (gMG) who are anti-acetylcholine receptor (AChR) Ab+, and certain adults and children with paroxysmal nocturnal haemoglobinuria (PNH) or atypical haemolytic uraemic syndrome (aHUS).

Notes

NMOSD
NMOSD is a rare disease in which the immune system is inappropriately activated to target healthy tissues and cells in the central nervous system (CNS).2,3 Approximately three-quarters of people with NMOSD are anti-AQP4 Ab+, meaning they produce antibodies that bind to a specific protein, aquaporin-4 (AQP4).4 This binding can inappropriately activate the complement system, which is part of the immune system and is essential to the body's defence against infection, to destroy cells in the optic nerve, spinal cord and brain.2,5,6

It most commonly affects women and begins in the mid-30s. Men and children may also develop NMOSD, but it is even more rare.7,8 People with NMOSD may experience vision problems, intense pain, loss of bladder/bowel function, abnormal skin sensations (e.g., tingling, prickling or sensitivity to heat/cold) and impact on coordination and/or movement.9-13 Most people living with NMOSD experience unpredictable relapses, also known as attacks. Each relapse can result in cumulative disability including vision loss, paralysis and sometimes premature death.10,11,14 NMOSD is a distinct disease from other CNS diseases, including multiple sclerosis. The journey to diagnosis can be long, with the disease sometimes misdiagnosed.15-17

CHAMPION-NMOSD
CHAMPION-NMOSD is a global Phase III, open-label, multicentre trial evaluating the safety and efficacy of Ultomiris in adults with NMOSD. The trial enrolled 58 patients across North America, Europe, Asia-Pacific and Japan. Participants were required to have a confirmed NMOSD diagnosis with a positive anti-AQP4 antibody test, at least one attack or relapse in the twelve months prior to the screening visit, an Expanded Disability Status Scale Score of 7 or less and body weight of at least 40 kilograms at trial entry. Participants could stay on stable supportive immunosuppressive therapy for the duration of the trial.18

Due to the potential long-term functional impact of NMOSD relapses and available effective treatment options, a direct placebo comparator arm was precluded for ethical reasons. The active treatment was compared to an external placebo arm from the pivotal Soliris PREVENT clinical trial.

Over a median treatment duration of 73 weeks, all enrolled patients received a single weight-based loading dose of Ultomiris on Day 1, followed by regular weight-based maintenance dosing beginning on Day 15, every eight weeks. The primary endpoint was time to first on-trial relapse, as confirmed by an independent adjudication committee. The end of the primary treatment period could have occurred either when all patients completed or discontinued prior to the Week 26 visit and two or more adjudicated relapses were observed, or when all patients completed or discontinued prior to the Week 50 visit if fewer than two adjudicated relapses were observed. In the trial, there were zero adjudicated relapses, so the end of the primary treatment period occurred when the last enrolled participant completed the 50-week visit.

Patients who completed the primary treatment period were eligible to continue into a long-term extension period, which is ongoing.

Ultomiris
Ultomiris (ravulizumab-cwvz), the first and only long-acting C5 complement inhibitor, provides immediate, complete and sustained complement inhibition. The medication works by inhibiting the C5 protein in the terminal complement cascade, a part of the body's immune system. When activated in an uncontrolled manner, the complement cascade over-responds, leading the body to attack its own healthy cells. Ultomiris is administered intravenously every eight weeks in adult patients, following a loading dose.

Ultomiris is approved in the US, EU and Japan for the treatment of certain adults with generalised myasthenia gravis.

Ultomiris is also approved in the US, EU and Japan for the treatment of certain adults with paroxysmal nocturnal haemoglobinuria (PNH) and for certain children with PNH in the US and EU.

Additionally, Ultomiris is approved in the US, EU and Japan for certain adults and children with atypical haemolytic uraemic syndrome to inhibit complement-mediated thrombotic microangiopathy.

Further, Ultomiris is approved in the EU and Japan for the treatment of certain adults with neuromyelitis optica spectrum disorder (NMOSD).

As part of a broad development programme, Ultomiris is being assessed for the treatment of additional haematology and neurology indications.

Alexion
Alexion, AstraZeneca Rare Disease, is the group within AstraZeneca focused on rare diseases, created following the 2021 acquisition of Alexion Pharmaceuticals, Inc. As a leader in rare diseases for more than 30 years, Alexion is focused on serving patients and families affected by rare diseases and devastating conditions through the discovery, development and commercialisation of life-changing medicines. Alexion focuses its research efforts on novel molecules and targets in the complement cascade and its development efforts on haematology, nephrology, neurology, metabolic disorders, cardiology and ophthalmology. Headquartered in Boston, Massachusetts, Alexion has offices around the globe and serves patients in more than 50 countries.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.   Pittock SJ, et al. Efficacy and safety of ravulizumab in adults with anti-aquaporin-4 antibody-positive neuromyelitis optica spectrum disorder: outcomes from the phase 3 CHAMPION-NMOSD trial. Oral Presentation at: American Academy of Neurology Annual Meeting, April 23, 2023; Presentation S5.002.
2.   Wingerchuk DM, et al. The spectrum of neuromyelitis optica. Lancet Neurol. 2007;6(9):805-815.
3.   Wingerchuk DM. Diagnosis and treatment of neuromyelitis optica. Neurologist. 2007;13(1):2-11.
4.   Wingerchuk DM, et al. The clinical course of neuromyelitis optica (Devic's syndrome). Neurology. 1999;53(5):1107-1114.
5.   Cossburn M, et al. The Prevalence of Neuromyelitis Optica in South East Wales. Eur J Neurol. 2012;19(4): 655-659.
6.   Papadopoulos MC, et al. Treatment of neuromyelitis optica: state-of-the-art and emerging therapies. Nat Rev Neurol. 2014;10(9):493.
7.   Takata K, et al. Aquaporins: water channel proteins of the cell membrane. Prog Histochem Cytochem. 2004;39(1):1-83.
8.   Mori M, et al. Worldwide prevalence of neuromyelitis optica spectrum disorders. J Neurol Neurosurg Psychiatry. 2018;89(6):555-556.
9.   Hamid SHM, et al. What proportion of AQP4-IgG-negative NMO spectrum disorder patients are MOG-IgG positive? A cross sectional study of 132 patients. J Neurol. 2017;264(10):2088-2094.
10.  Wingerchuk DM, Weinshenker BG. Neuromyelitis optica. Curr Treat Options Neurol. 2008;10(1):55-66.
11.  Kitley J, et al. Prognostic factors and disease course in aquaporin-4 antibody-positive patients with neuromyelitis optica spectrum disorder from the United Kingdom and Japan. Brain. 2012;135(6):1834-1849.
12.  Quek AML, et al. Effects of age and sex on aquaporin-4 autoimmunity. Arch Neurol 2012;69:1039-43.
13.  Tüzün E, et al. Enhanced complement consumption in neuromyelitis optica and Behcet's disease patients. J Neuroimmunol. 2011;233(1-2):211-215.
14.  Jarius S, et al. Contrasting disease patterns in seropositive and seronegative neuromyelitis optica: a multicentre study of 175 patients. J Neuroinflammation. 2012;9:14.
15.  Jarius S, Wildemann B. The History of Neuromyelitis Optica. J Neuroinflammation. 2013;10, 797.
16.  Kuroda H, et al. Increase of complement fragment C5a in cerebrospinal fluid during exacerbation of neuromyelitis optica. J Neuroimmunol. 2013;254(1-2):178-182.
17.  Mealy MA, et al. Assessment of Patients with Neuromyelitis Optica Spectrum Disorder Using the EQ-5D. Int J MS Care. 2019;21(3), 129-134.
18.  ClinicalTrials.gov. An Efficacy and Safety Study of Ravulizumab in Adult Participants With NMOSD. NCT Identifier: NCT04201262. Available here. Accessed August 2023.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 6 September 2023

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary